EXHIBIT 99.1

Schedule of computation of ratio of earnings to fixed charges of The Kroger Co. and consolidated subsidiary companies for the five fiscal years ended February 2, 2013 and for the two quarters ended August 17, 2013 and August 11, 2012.

	August 17,	August 11,	February 2,	January 28,	January 29,	January 30,	January31,
	2013	2012	2013	2012	2011	2010	2009
	(28 weeks)	(28 weeks)	(53 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)
	(in millions of dollars)
Earnings:
Earnings before income tax expense	$1,246	$1,101	$2,302	$843	$1,734	$589	$1,967
Fixed charges	418	437	823	794	826	881	872
Capitalized interest	(3)	(2)	(3)	(6)	(7)	(10)	(11)

Pre-tax earnings before fixed charges	$1,661	$1,536	$3,122	$1,631	$2,553	$1,460	$2,828

Fixed charges:
Interest	$231	$249	$465	$441	$455	$512	$496
Portion of rental payments deemed to be interest	187	188	358	353	371	369	376

Total fixed charges	$418	$437	$823	$794	$826	$881	$872

Ratio of earnings to fixed charges	4.0	3.5	3.8	2.1	3.1	1.7	3.2